WILMER CUTLER PICKERING
    HALE AND DORR LLP

April 20, 2005	Edward Young
VIA ELECTRONIC SUBMISSION	60 STATE STREET BOSTON, MA 02109 +1 617 526 6659 +1 617 526 5000 fax edward.young@wilmerhale.com
Securities and Exchange Commission Judiciary Plaza 450 Fifth Street, N.W. Washington, DC 20549-0506
Attention: Celeste M. Murphy, Esq.
Re:	OfficeMax Incorporated ("OfficeMax") Preliminary Proxy Statement on Schedule 14A Filed April 8, 2005 by K Capital Offshore Master Fund (U.S. Dollar), L.P., et al File No.: 001-05057

Dear Ms. Murphy:

        On behalf of our client, K Capital Offshore Master Fund (U.S. Dollar), L.P. and Special K Capital Offshore Master Fund (U.S. Dollar), L.P. (collectively, "K Capital"), we have set forth below responses to the comments to K Capital's preliminary proxy statement on Schedule 14A (the "Proxy Statement") provided by you and additional members of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to Mr. Robert T. Needham in a letter dated April 15, 2005 (the "Letter"). Such responses are based upon information provided to us by K Capital. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

        In most instances, K Capital has responded to the comments in the Letter by making changes to the disclosure set forth in the Proxy Statement. Such changes are reflected in the First Amendment to the Preliminary Proxy Statement on Schedule 14A being filed with the Commission by electronic submission concurrently with this letter (the "Revised Proxy Statement"). Page and paragraph numbers referred to in the responses in this letter reference the applicable pages of the Revised Proxy Statement. Capitalized terms used in this letter and not otherwise defined have the respective meanings ascribed to them in the Revised Proxy Statement.

        On behalf of K Capital, we advise you as follows:

General

1.
We note that the form of proxy indicates that you will vote the proxy for yourself and certain company nominees. Revise your Letter To Shareholders and form of proxy so that shareholders will know precisely for which company nominees their shares will be voted by comparing the full company slate with the list of company nominees for whom the proxy holder will not vote, and by indicating additional company nominees with respect to whom the shareholder wishes to withhold authority. See Securities Exchange Act Release No. 34-31326 (October 16, 1992). Note that you should revise the proxy statement to discuss the risk that the company's nominees may not agree to serve with you if you are elected due to liability or other concerns.

  Response: K Capital has revised its proxy materials in response to the Staff's comment.

  BALTIMORE        BEIJING        BERLIN        BOSTON        BRUSSELS         LONDON
  MUNICH        NEW YORK        NORTHERN VIRGINIA        OXFORD        WALTHAM        WASHINGTON

2.
Please disclose what you and Mr. Meyer believe should be done to address the purported "operational, management and financial" challenges and issues you reference. We note that you state that "In April 2005, we concluded that the Board would benefit by adding a person such as Mr. Meyer to the Board," You also reference "considering all options to protect and enhance shareholder value" and "break up the business and sell off one or more of its components." You should provide specific disclosure that can be evaluated by shareholders as to how you and your nominee would seek to address your concerns.

  Response: K Capital has provided new disclosure on pages 3 and 5 as to how Mr. Meyer intends to address his fiduciary responsibilities as a director. In particular, Mr. Meyer does not see himself as an advocate for any particular strategic alternative such as a sale of the Company. It would be therefore misleading to ascribe any mandate or agenda to Mr. Meyer. K Capital has revised other language that might imply that Mr. Meyer is an "agenda" candidate.

3.
Given that you have retained The Blackstone Group as your financial advisor, state whether or not you made the determination that an "extraordinary corporate action, such as a break up or sale of the Company" is "required to realize the intrinsic value of the Company." If you have made the determination that such a break up or sale of the company should be pursued, you should provide the basis for such belief and a description of the transaction you believe should be briefly describe the transactions that should be pursued.

  Response: Page 2 of the Revised Proxy Statement contains a revision stating that K Capital has not reached a definitive conclusion in regard to any particular strategic alternative, although it urges the Board to consider such alternatives carefully. We note that it would be difficult for anyone to reach such a conclusion without knowing whether willing third parties exist to engage in any transaction or at what price and on what terms a transaction would be possible. In this light, no further disclosure appears to be required in connection with this comment.

4.
We note that on February 25, 2005, you notified the Company in writing that you "believe the Company's current strategy has resulted in poor performance and that there are significant risks associated with the current strategy." Further, you "indicated that the Company should abandon its current strategy and seek to break up the business and sell one or more of its components to strategic or financial buyers in order to maximize the value of its common stock." Please state the basis for these conclusions.

  Response: The disclosure on page 2 has been modified from the language to which this comment was addressed. K Capital has not included a list of significant risks associated with the Company's current strategy or a list of reasons in favor of a sale, because it believes that such an analysis would give disproportionate prominence to matters which are not at the core of Mr. Meyer's candidacy, and thereby tend to mislead investors. As stated above, Mr. Meyer is not an "agenda" candidate. The election of a single director who is not an advocate of an agenda dictated by K Capital is not a plebiscite on K Capital's belief that there are many good reasons to believe that a sale of all or part of the Company may well be the best strategic alternative for investors and that the Company's current strategy involves significant risks.

  As supplemental information for the Staff, K Capital notes its belief that (1) as with many companies, many of OfficeMax's assets are likely to hold significant strategic value to potential acquirers, particularly any potential strategic acquirers, in large part due to cost savings and synergies that may be available through such a transaction and (2) the continuation of the Company's current strategy involves substantial risks such as execution risk in attaining current and future objectives (in light of past failures to do so) and dependence on a management team, of which a number are yet to be hired. K Capital further perceives a risk that the underlying value of the Company's office products business that could be realized through a sale may erode if competitors increase market share and hire away key employees while the Company continues to operate on a stand-alone basis.

5.
Provide objective support for the factual allegations and the basis for your statements of belief that you make in your proxy statement. These statements include, but are not limited to, the following:

•
"...election of a new, independent member to OfficeMax's Board would be mutually beneficial to the Company and its shareholders." (page 2);

•
"...a Board that continues to struggle with a number of operational, management and financial challenges." (page 2);

•
"We believe that the election of a new, independent director will provide the Board with additional oversight and input in addressing its operations, management and financial issues and considering all operations that protect and enhance shareholder value." (page 2);

•
"...electing Mr. Meyer to the Board should augment and enhance the independence of the Board." (page 2);

•
"...our belief that extraordinary corporate action, such as a break up or sale of the Company may be required to realize the intrinsic value of the Company." (page 2);

•
"...we continue to be concerned with the poor track record of the current Board and Management..." (April 11, 2005 press release);

•
"Given the significant performance issues the Company continues to face, we are convinced that all shareholders will benefit from a fresh perspective on the Board." (April 11, 2005 press release);

•
"Given OfficeMax's weak performance and the significant and ongoing challenges that the Company has faced since Boise Cascade's acquisition of OfficeMax..." (April 14, 2005 press release); and

•
"...to improve the Company's performance." (April 14, 2005 press release).

  Please note that there are merely some examples of statements requiring support. Review your entire preliminary proxy materials and additional materials to ensure that all such statements are adequately and objectively supported.

  Response: Language has been added in response to this comment and some of the cited language has been removed. K Capital reads this comment as requiring disclosure of a "basis" for "statements of belief," but not as requiring "objective support" for the "basis" of each and every one of K Capital's beliefs. K Capital notes that many of an investor's most important beliefs—for example, a belief that a company's track record is "poor"—depends on an inherently subjective judgment based on the entire mix of available information. While K Capital has provided numerous factual examples that support particular statements of belief—for example, that OfficeMax's 2004 earnings were 40% below the midpoint of its initial guidance and that its operating margins declined while its competitors' margins increased—we do not believe that it would be appropriate to withhold or delay clearance of a proxy statement, particularly in connection with a contested election, while one side is asked to factually justify every statement that is presented as a matter of its own belief. An example of a belief that does not need specific justification is the belief that a candidate nominated by a large shareholder instead of by a company's nominating committee is likely to bring a fresh perspective to the Board.

6.
Please disclose the fact that your nominee, if elected, will represent only one member of a board comprised of up to 15 members (currently 13 members). Discuss the limitations on his ability to accomplish K Capitals' goals, given his minority status. Disclose how he, on his own, would influence Board decisions. You should make clear, with specific disclosure to shareholders, what actions, if any, Mr. Meyer would plan to take if elected in furtherance of your agenda. Such disclosure should consider the fact that unless Mr. Meyer persuades many other directors to join him, he would be unable to cause the Board to take or not to take any particular action.

  Response: K Capital has provided disclosure on page 5 of the Revised Proxy Statement in response to the Staff's comment. As to the assumption that Mr. Meyer has a mandate to "further" K Capital's "agenda," rather than to act as a fiduciary for shareholders, see the response to Comment 2.

Prior Contacts Between K Capital and The Company, page 2

7.
We note that you assert that the company's current strategy has resulted in "poor performance" and that there are "significant risks" associated with the company's current strategy. You should identify the aspects of the company's strategy with which you disagree, the basis for your determination that the performance is attributable to the company's current strategy as opposed to other factors such as general economic or industry conditions. In addition, you should identify the "significant risks" to which you refer.

  Response: In response to the Staff's comment K Capital has provided the requested disclosure in regard to the aspects of the Company's performance that have prompted K Capital's concerns on page 4 of the Revised Proxy Statement. In regards to risks associated with the Company's current strategy, see the respense to Comment 4.

8.
We note a number of references to "electing a new, independent director." These statements seem to imply that there are no independent directors currently on the board. Please revise your disclosure to indicate the existence of any independent director known to you and clarify whether the election of your nominee would increase the "independence" of the board or substitute one independent director for another. In this respect, it appears that Ms. Carolyn Tucker is a current independent director and the nominee that Mr. Meyer would seek to replace on the board.

  Response: K Capital has deleted a number of general references to the word "independent" as it relates to Mr. Meyer. It has added on pages 4 and 5 a reference to the independence of the incumbent directors under applicable NYSE definitions and has distinguished that type of independence from independence from past ties to the Company such as Mr. Meyer has.

9.
We note your disclosure on your attempts to schedule a meeting with the company to discuss the issues that you raise in your February 25, 2005 correspondence to the company. You indicate that the company would not agree to meet prior to the company's earnings release conference call scheduled for March 14, 2005. You further state that as of April 8, 2005, no meeting between you and the company has occurred. These statements seem to imply that the company has refused to meet with you or respond to your proposals. Please revise this section to provide a balanced discussion of any communications, including email communications in which the company may have extended an invitation to you requesting specific proposals and prospective meetings.

  Response: K Capital has revised the text under "Prior Contacts Between K Capital and The Company" in the Revised Proxy Statement in a manner that is intended to provide a balanced discussion of communications in response to the Staff's comment.

10.
Expand your disclosure relating to the analyses shared by Blackstone with K Capital, including a discussion of the "potential benefits" to which you refer. Also, discuss in greater detail the contact between Blackstone and K Capital and Blackstone and OfficeMax. Provide us with copies of any materials, including, for example, any written materials furnished in connection with a presentation by Blackstone and any reports, opinions, or appraisals related to the analyses performed by Blackstone. Among other items, the materials could include analyses, talking papers, drafts, summaries or outlines. This request would also include preliminary and final reports.

  Response: K Capital has responded to the Staff's requests in response to the comment.

11.
Expand your disclosure to explain how you concluded that "the Board would benefit by adding a person such as Mr. Meyer to the Board." Also, explain in what ways you feel his presence of the Board would be beneficial to the Company. We may have further comment.

  Response: K Capital has provided the requested disclosure on pages 3 through 5 of the Revised Proxy Statement in response to the Staff's comment.

12.
The inclusion of asset valuations in proxy materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis. Discussion of asset valuations should therefore be accompanied by disclosure which facilitates security holders' understanding of the basis for and limitations on the projected realizable values. For example, we note that The Blackstone Group was engaged to perform business and financial analysis and valuations of the company and communicate with shareholders, among others, regarding the value of the company's common stock and the company's possible strategic alternatives. Did Blackstone discuss values with the shareholders? Advise the Staff, with a view toward disclosure, what values were discussed and how such values were determined. In addition, advise the Staff what consideration, if any, you gave to adhering to the disclosure standards enunciated in Exchange Act Release No. 16833 (May 23, 1980).

  Response: Blackstone has advised K Capital that it has not discussed valuations of the company's assets with other shareholders. Accordingly, no disclosures appear to be required in connection with this comment.

13.
Provide us with a brief legal analysis as to whether or not Blackstone, as a result of its communication with the company's shareholders with respect to the value of their investment in the company, is a "participant" in your solicitation of proxies. If so, you should disclose Blackstone as such and include all disclosures required of a participant pursuant to Item 5(b) of Schedule 14A with respect to Blackstone. RC: Comment modified.

  Response: Blackstone has informed K Capital that it has discussed with its legal counsel the definition of "participant" set forth in Instruction 3 to Item 4 of Schedule 14A and believes that it is acting as a financial advisor employed by a participant whose activities are limited to the duties required to be performed in the course of such employment within the meaning of clause (b)(iii) of such Instruction and not as a person who solicits proxies within the meaning of clause (a)(vi) of such Instruction.

Why you should vote for K Capital's Proposals, page 3

14.
It appears that you should revise this heading to reference your nomination of Mr. Meyer as a candidate to stand for election to the board of directors. In the alternative, please explain to us how this nomination constitutes "proposals."

  Response: K Capital has revised the heading in the Revised Proxy Statement to read "Why You Should Vote for Mr. Meyer as a Director" in response to the Staff's comment.

Matters to be Considered at the Annual Meeting, page 3 Biographical Information, page 3

15.
We note that you disclose that Mr. Meyer was formerly the chairman of the board and president of Ermis Maritime Holdings Limited, a private holding company ("Ermis"). Please confirm, if true, that Mr. Meyer is or was the majority owner of Ermis. As a majority owner of Ermis, Mr. Meyer may have been able to control the election of directors and, in turn, the appointment of officers of Ermis. You should disclose any majority ownership Mr. Meyer has or had to balance the disclosure of his previously held positions.

  Response: Mr. Meyer has informed K Capital that he became the owner of approximately 44% of Ermis's outstanding shares after he became involved in the restructuring of Ermis.

16.
We note that you state that Mr. Meyer has not had any "material business relationships" with the company or K Capital over the past five years. It appears that this statement is intended to address the requirements of Item 5(b)(xi) of Schedule 14A, which refers to the disclosures mandated by Item 404(a) of Regulation S-K. You should address the specific $60,000 materiality threshold of Item 404(a) of Regulation S-K.

  Response: K Capital has deleted the reference to "material" on page 6 of the Revised Proxy Statement in response to the Staff's comment, inasmuch as Mr. Meyer has informed K Capital that the statement is true without regard to any thresholds under Item 404(a).

17.
You state that you do not have any arrangement or understanding with Mr. Meyer with respect to any future employment or with respect to any future transactions to which you or your affiliates would be a party. You should address, however, whether there is an understanding or arrangement pursuant to which you nominated Mr. Meyer. Please see Item 401(a) of Regulation S-K and Instruction 5 to such item.

  Response: K Capital intends to support Mr. Meyer's candidacy by soliciting proxies in his favor and, in turn, Mr. Meyer has agreed to be named as a nominee and to serve as a director if elected by the stockholders. Beyond that, there are no arrangements or understandings between K Capital and Mr. Meyer in connection with his nomination, including arrangements or understandings relating to reimbursement of expenses, indemnification or similar matters. K Capital has provided the requested disclosure on page 6 of the Revised Proxy Statement in response to the Staff's comment.

Voting of Proxies and Related Matters, page 5

18.
Explain how and why you have chosen not to support Carolyn M. Ticknor, but do not oppose the company's other nominees.

  Response: K Capital has provided the requested disclosure on page 7 of the Revised Proxy Statement in response to the Staff's comment.

Shares of the Company held by K Capital, Its Nominees and Certain Other Persons, page 6

19.
Please correct your heading to indicate your single "nominee." You should further correct the reference to "any nominee" on your proxy card. You have chosen to nominate only one candidate, and can replace only that candidate if he is unable or declines to serve as director.

  Response: In response to the Staff's comment, K Capital has corrected the heading to read "Shares of the Company held by K Capital, Its Nominee and Certain Other Persons" and has revised the proxy accordingly.

20.
Advise us, with a view toward revised disclosure, whether K Capital has engaged in any hedging transaction with respect to securities reported as being beneficially owned. Refer to Item 5(b)(1) of Schedule 14A.

  Response: K Capital has not hedged its exposure with respect to any securities of OfficeMax. Consistent with its portfolio strategies to reduce market or sector risk, K Capital has held short positions in various other retail companies or sector indices, such as the retail sector, but OfficeMax has not been a constituent security in these positions.

Ownership of More Than 5% of OfficeMax Stock, page 9

21.
Revise your table, particularly the columns relating to the Employees Stock Ownership Plan (ESOP), to accurately reflect the disclosure in the Company's definitive proxy materials filed on April 1, 2005. As currently disclosed in your preliminary proxy statement, the voting power column for ESOP appears to be inaccurate.

  Response: K Capital has revised the table entitled "Ownership of More Than 5% of OfficeMax Stock" in response the Staff's comment.

Solicitation and Expenses, page 10

22.
We note that solicitations will be made by mail, personal interview, telephone, telegram, facsimile, and the internet. Be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, in formal or informal meetings or interviews, in e-mail correspondence and information posted on web sites and chat rooms, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

  Response: K Capital understands that, in accordance with Rule 14a-6(b) and (c), all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, in formal or informal meetings or interviews, in e-mail correspondence and information posted on web sites and chat rooms, must be filed under the cover of Schedule 14A.

23.
Please disclose whether you will seek reimbursement from the company for your expenses for proxy solicitation, and if so, whether the question of such reimbursement will be submitted to a vote of the company's shareholders.

  Response: K Capital has revised the proxy statement to disclose its intention not to seek reimbursement from the Company for expenses incurred in connection with the proxy solicitation.

Persons Who May be Deemed to be Participants in Addition to K Capital

24.
Please provide us with a brief legal analysis in support of the apparent conclusion that the persons identified are not participants and may properly be identified as possibly being deemed to be participants. In addition, advise us, with a view toward disclosure, why Mr. Meyer and the parties identified in this section have not been identified on the cover of Schedule 14A as parties filing the proxy statement.

  Response: In the interest of expediting clearance of the proxy materials, the proxy materials have been modified to characterize K Capital Partners, LLC, Harwich Capital Partners, LLC, Abner Kurtin and Karl L. Meyer as participants.

* * * * *

        We have also provided supplementally a statement from K Capital acknowledging that (i) K Capital is responsible for the adequacy and accuracy of the disclosure in the Revised Proxy Statement, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Revised Proxy Statement and (iii) K Capital may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding the Revised Proxy Statement or the foregoing, kindly contact the undersigned at (617) 526-6659, David Phelan or Tod K. Reichert of this firm at (617) 526-6372 or (617) 526-6989. Alternatively Mr. Reichert and I can be reached via cellphone at (908) 358-8320 and (617) 721-5659, respectively. Thank you for your time and attention.

Sincerely,
/s/ EDWARD YOUNG Edward Young
EY:sf
cc:	Securities and Exchange Commission Melinda Kramer
K Capital Partners, LLC Abner Kurtin Brian Steck Robert Needham